Filed by CleanTech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: CleanTech Acquisition Corp.

(File No. 001-40611)

IKM Subsea Rounds Out All-Electric ROV System with the Nauticus Robotics Olympic Arm

Houston, TX – January 31, 2022 – IKM Subsea has selected the Nauticus Robotics Olympic Arm, a fully electric work-class manipulator, for its subsea resident remotely operated vehicle (ROV) system. The Olympic Arm increases subsea reliability and capability while extending residency dive time. It also boasts the strength, weight, and size characteristics of traditional work-class hydraulic arms without the chronic maintenance needs.

“The shift from hydraulic to intelligent electric manipulators is an obvious and necessary next step in subsea operations technology,” said Adam Parsons, Olympic Arm product manager at Nauticus Robotics. “This change will provide operators greater confidence in more challenging and complex operations.”

Nauticus and IKM Subsea also plan to implement the Nauticus Software Suite, which can control the Olympic Arm and open the door to more advanced and intelligent ROV automation. IKM Subsea can leverage these increased capabilities to further enhance its winning service offering.

“The Olympic Arm from Nauticus Robotics is completing IKM Subsea’s all-electric platform,” said Øystein Stjern, executive vice president at IKM Gruppen. “It will aid us in reducing our environmental footprint while enabling the control of ROVs from shore with a reduced number of technicians offshore. Both will help increase our value proposition for our clients.”

Equinor, a customer of IKM Subsea, is eager to see how this partnership plays out as it assesses potential future opportunities to utilize Nauticus' technological offerings.

“We are looking forward to seeing the results of the implementation of the Arm on an existing ROV platform,” said Arne Rettedal, Equinor’s leading advisor of Subsea Intervention Systems. “Equinor is focusing on technology that can contribute to reduced costs. The Olympic Arm from Nauticus and the RROV from IKM Subsea are both great examples for this. The combination of the two, and the things this might lead to in the future, are obviously exciting to be a part of.”

On December 16, 2021, Nauticus Robotics and CleanTech Acquisition Corp. (NASDAQ: CLAQ), a special purpose acquisition corporation, entered into a definitive business combination agreement that will result in Nauticus Robotics becoming part of a public company.

About Nauticus

Nauticus, is a Houston-area developer of cloud-based subsea robots and software to provide 21st century ocean robotic solutions to combat the global impacts on the world’s marine environment. The interconnected, purpose-built product ecosystem of both surface and subsea robots is powered by Nauticus’ autonomous software platform that affords ocean robots real machine intelligence, not just automation. This approach targets transforming the industry to an economically efficient and environmentally sustainable model. This modernized approach to ocean robotics as a service has resulted in the development of a range of products for retrofit/upgrading legacy systems and other vehicle platforms. Nauticus’ services provide customers the necessary data collection, analytics, and subsea manipulation capabilities to support and maintain assets while significantly reducing their operational footprint, operating cost, and greenhouse gas emissions, to improve offshore health, safety, and environmental exposure.

About IKM Subsea

IKM Subsea is an independent ROV and subsea operator. We are the one in the industry with the longest experience and was the first operator to demonstrate a successful track record in the development and use of electric WROVs. This experience has been fundamental for placing IKM Subsea at the forefront in the ROV industry. Currently IKM Subsea also hold two world records; 150 days submerged and remote operation in the Phillipines from OCC at Bryne in Norway (11000 km). With around 250 employees and more than 25 ROV systems, we are today one of the leading ROV operators in the world. IKM Subseas objective is increased operational efficiency, reduced cost and carbon footprint.

About CLAQ

CleanTech Acquisition Corp. is a special purpose acquisition company formed in June 2020 with the purpose of entering into a business combination with one or more businesses. CleanTech Sponsor I LLC and CleanTech Investments LLC, an affiliate of Chardan, are the founders and co-sponsors of CLAQ.

Nauticus Contact:

Todd Newell

SVP Business Development

Phone: (281) 942-9069

E-mail : tnewell@nauticusrobotics.com

IKM Subsea Contact:

Ben Pollard

CEO IKM Subsea International

Phone: (47) 474 64 367

E-mail : ben.pollard@ikm.no

For investor and media inquiries, please contact:

Gateway Group

IR: Cody Slach or Jeff Grampp, CFA

PR: Natalie Balladarsch

Phone: (949) 574-3860

E-mail : CLAQ@gatewayir.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to CLAQ and Nauticus. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Nauticus’ business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Nauticus’ partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of CLAQ and Nauticus believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of CLAQ and Nauticus caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the proposed transaction, which is expected to be filed by CLAQ with the SEC and other documents filed by CLAQ or Nauticus from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither CLAQ nor Nauticus can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from CLAQ’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by CLAQ’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for CLAQ’s initial public offering filed with the SEC on July 16, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither CLAQ or Nauticus presently know or that CLAQ and Nauticus currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by CLAQ, Nauticus, their respective directors, officers or employees or any other person that CLAQ and Nauticus will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of CLAQ and Nauticus as of the date of this communication. Subsequent events and developments may cause those views to change. However, while CLAQ and Nauticus may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of CLAQ or Nauticus as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Proposed Transaction Will Be Filed With the SEC

In connection with the proposed business combination, CLAQ intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of CLAQ, and after the registration statement is declared effective, CLAQ will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. CLAQ’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Nauticus, CLAQ and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of CLAQ as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to CleanTech Acquisition Corporation, 207 West 25th Street, 9th Floor, New York, New York 10001, Attention: Eli Spiro, Chief Executive Officer.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of CLAQ or Nauticus, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CLAQ and Nauticus and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CLAQ’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CLAQ’s stockholders in connection with the proposed business combination will be set forth in CLAQ’s registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of CLAQ’s directors and officers in CLAQ’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by CLAQ, which will include the proxy statement / prospectus of CLAQ for the proposed transaction.

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